Consolidated
Financial Statements

For the Years Ended December 31, 2022 and 2021

Management’s Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Paul Wright	Darren J. Millman
Interim President and Chief Executive Officer	Vice President and Chief Financial Officer

February 23, 2023
2

Management’s Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. (“Centerra”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra’s internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:	Original signed by:
Paul Wright	Darren J. Millman
Interim President and Chief Executive Officer	Vice President and Chief Financial Officer

February 23, 2023
3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of the Kemess Project
As discussed in Note 7 to the consolidated financial statements, in the fourth quarter of 2022, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or near future as the Company prioritizes advancement of other assets. The Company identified this as an indicator that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022. The estimated recoverable amount of the Kemess Project as at December 31, 2022 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated using a combination of (1) market approach using a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) capital equipment valuation. As the Kemess Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $145.9 million ($138.2 million, net of tax)
was recognized in the impairment loss (reversal) line item in the consolidated statements of loss.

We identified the assessment of the recoverable amount of the Kemess Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the value per gold equivalent ounce estimates, which was based on comparable companies’ gold and copper trading multiples, and capital equipment values used to estimate the recoverable amount. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the fair value attributable to reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and testing the operating effectiveness of certain internal controls over the Company’s process to assess the recoverable amount of the Kemess Project. This included controls related to the determination of certain key assumptions used in the estimates of the recoverable amounts and controls related to the determination of estimated mineral reserves and resources. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied.

We involved valuation professionals with specialized skills and knowledge, who assisted in:
–Evaluating the comparable companies’ gold and copper trading multiples by assessing the population of the comparable companies utilized by management and recalculating the multiples based on independently obtained third-party sources
–Evaluating the capital equipment valuation by comparing to third-party sources based on age, condition and other factors

Kumtor Global Arrangement Agreement (“Arrangement Agreement”)
As discussed in Note 6 to the consolidated financial statements, the Company repurchased and cancelled all of Kyrgyzaltyn JSC’s (“Kyrgyzaltyn”) 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn. The impact of closing the Arrangement Agreement was recognized directly in share capital. As discussed in Note 4vi to the consolidated financial statements, significant judgement was required to determine whether all the transactions should be based on the stated legal form or accounted for as a single combined equity transaction.

We identified the accounting for the Arrangement Agreement as a critical audit matter. A high degree of auditor judgment was required to determine whether all the transactions prescribed in the Arrangement Agreement, entered into with, among others, Kyrgyzaltyn and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the Company’s process to assess the accounting implications of the Arrangement Agreement. We evaluated the Company’s Arrangement Agreement assessment of whether the transactions prescribed in the Arrangement Agreement should be accounted for based on the stated legal form or whether the transactions in the Arrangement Agreement should be accounted for on a combined basis as a single transaction. We obtained and inspected the terms and conditions of the Arrangement Agreement. We inspected the Company’s Board of Director’s approval of the Arrangement Agreement. We evaluated the Company’s disclosure by comparing to the disclosure requirements of equity transactions under the relevant accounting standards.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004.

Toronto, Canada
February 23, 2023
4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Centerra Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 23, 2023
5

Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,		2022	2021
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$531,916	$947,230
Amounts receivable	8	92,161	76,841
Inventories	9	316,799	221,220
Other current assets	10	49,784	25,802
		990,660	1,271,093

Property, plant and equipment	11	1,272,792	1,272,091
Deferred income tax assets	21	61,900	101,300
Other non-current assets	12	10,557	32,084
		1,345,249	1,405,475
Total assets		$2,335,909	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13	$199,433	$186,820
Income tax payable	21	1,890	25,253
Other current liabilities	10	73,529	15,281
		274,852	227,354

Deferred income tax liabilities	21	8,719	54,861
Provision for reclamation	14	227,867	331,312
Other non-current liabilities	12	14,180	19,425
		250,766	405,598
Shareholders' equity
Share capital	22	886,479	984,095
Contributed surplus		29,564	30,809
Accumulated other comprehensive (loss) income		(3,323)	6,829
Retained earnings		897,571	1,021,883
		1,810,291	2,043,616
Total liabilities and shareholders' equity		$2,335,909	$2,676,568
Commitments and contingencies (note 24)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

Centerra Gold Inc.
Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,
(Expressed in thousands of United States dollars)		2022	2021
(except per share amounts)	Notes

Revenue	16	$850,194	$900,141

Cost of sales
Production costs		574,622	487,676
Depreciation, depletion and amortization		97,053	120,505
Earnings from mine operations		178,519	291,960

Exploration and evaluation costs		66,516	26,082
Corporate administration	17	47,247	27,134
Care and maintenance expense		33,006	28,723
Impairment loss (reversal)	7	145,903	(160,000)
Reclamation (recovery) expense	14	(94,021)	23,347
Other operating expenses	18	16,661	12,759
(Loss) earnings from operations		(36,793)	333,915

Gain on sale of Greenstone Partnership	29	—	(97,274)
Other non-operating (income) expenses	19	(1,883)	23,493
Finance costs	20	9,523	4,762
(Loss) earnings before income tax		(44,433)	402,934
Income tax expense (recovery)	21	32,776	(44,015)
Net (loss) earnings from continuing operations		(77,209)	446,949
Net loss from discontinued operations	6	—	(828,717)
Net loss		$(77,209)	$(381,768)

Other Comprehensive Loss
Items that may be subsequently reclassified to earnings:
Gain on translation of foreign operation		—	31
Changes in fair value of derivative instruments	26	(9,588)	(4,802)
Other comprehensive loss		(9,588)	(4,771)
Total comprehensive loss		$(86,797)	$(386,539)

(Loss) earnings per share - continuing operations:
Basic	22	$(0.29)	$1.51
Diluted	22	$(0.31)	$1.48
Loss per share:
Basic	22	$(0.29)	$(1.29)
Diluted	22	$(0.31)	$(1.29)

Cash dividends declared per common share (C$)		$0.28	$0.24
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,		2022	2021
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net (loss) earnings from continuing operations		$(77,209)	$446,949

Adjustments:
Depreciation, depletion and amortization		103,429	126,374
Reclamation (recovery) expense	14	(94,021)	23,347
Share-based compensation expense		770	1,364
Finance costs	20	9,523	4,762
Gain on sale of Greenstone Partnership	29	—	(97,274)
Income tax expense (recovery)	21	32,776	(44,015)
Income taxes paid		(55,628)	(17,182)
Impairment loss (reversal)	7	145,903	(160,000)
Other		(3,491)	(646)
		62,052	283,679
Changes in working capital	23	(64,032)	(12,771)
Cash (used in) provided by operating activities from continuing operations		(1,980)	270,908
Cash provided by operating activities from discontinued operations		—	143,853
Cash (used in) provided by operating activities		(1,980)	414,761

Investing activities
Property, plant and equipment additions		(80,930)	(92,500)
Acquisition of Goldfield Project	5	(176,737)	—
Proceeds from sale of Greenstone Partnership	29	—	210,291
Proceeds from disposition of property, plant and equipment	11	2,025	11,868
Decrease in other assets		—	2,848
Cash (used in) provided by investing activities from continuing operations		(255,642)	132,507
Cash used in investing activities from discontinued operations		—	(96,081)
Cash (used in) provided by investing activities		(255,642)	36,426

Financing activities
Dividends paid	22	(47,667)	(45,044)
Payment of borrowing costs		(2,255)	(2,654)
Repayment of lease obligations		(6,755)	(6,476)
Proceeds from common shares issued		3,484	5,037
Repurchase and cancellation of shares	6, 22	(104,499)	—
Cash used in financing activities		(157,692)	(49,137)
(Decrease) increase in cash during the period		(415,314)	402,050
Cash at beginning of the period		947,230	545,180
Cash at end of the period		$531,916	$947,230
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net loss	—	—	—	—	(77,209)	(77,209)
Other comprehensive (loss) income	—	—	—	(9,588)	—	(9,588)
Transfer of AOCI balance upon the termination of the employee defined benefit health insurance plan (note 19)	—	—	—	(564)	564	—
Repurchase and cancellation of shares:
Related to the global arrangement agreement (note 6)	(77,401,766)	(93,340)	—	—	—	(93,340)
Related to the Normal Course Issuer Bid (“NCIB”) (note 22)	(2,183,900)	(11,159)	—	—	—	(11,159)
Transactions with shareholders:
Share-based compensation expense	—	—	1,491	—	—	1,491
Issued on exercise of stock options	558,689	3,738	(673)	—	—	3,065
Issued under the employee share purchase plan	132,966	900	—	—	—	900
Issued on redemption of restricted share units	257,942	2,245	(2,063)	—	—	182
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(47,667)	(47,667)
Balance at December 31, 2022	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291

Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(381,768)	(381,768)
Other comprehensive loss	—	—	—	(4,771)	—	(4,771)
Transactions with owners:
Share-based compensation expense	—	—	3,590	—	—	3,590
Issued on exercise of stock options	756,056	5,492	(1,458)	—	—	4,034
Issued under the employee share purchase plan	137,023	1,175	—	—	—	1,175
Issued on redemption of restricted share units	343,765	2,306	(1,924)	—	—	382
Dividends declared and paid (C$0.24 per share)	—	—	—	—	(45,044)	(45,044)
Balance at December 31, 2021	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
a.Statement of Compliance
The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 23, 2023.
b.Basis of Presentation
Overview
These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.
Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of loss. Any investment retained is recognized at fair value.

Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine is accounted for as a joint operation. The Company’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”) was accounted for as joint operation up to the date of its sale on January 19, 2021.
3. Summary of significant accounting policies
The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.
a.Business combinations
The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.
Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of loss and comprehensive loss if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.
b.Non-current assets and disposal groups held-for-sale
Non-current assets or disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the consolidated statements of loss and comprehensive loss. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the consolidated statements of financial position.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
c.Discontinued operations

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as earnings or loss after tax from discontinued operations in the consolidated statement of loss and comprehensive loss.
d.Foreign currency
The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”), except for the Greenstone Partnership, which had a functional currency of the Canadian dollar (“CAD”). Greenstone Partnership was disposed in the first quarter of 2021 (note 29). Any translation gains (losses) associated with Greenstone Partnership were recorded as part of other comprehensive (loss) income in the consolidated statements of loss and comprehensive loss.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in a Company’s functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

Foreign currency transactions are translated into the Company’s functional currency as follows:

•Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
•Monetary items are translated at the closing rate in effect at the statement of financial position date.
•Revenue and expense items are translated using the average exchange rate during the period.
e.Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial assets carried at amortized cost.
f.Restricted cash and restricted short-term investments
Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.
g.Inventories
Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).
The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization (“DDA”) of mining assets. Molybdenum inventory additionally includes amounts paid and payable, on a mark to market basis, for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.
NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of loss and comprehensive loss in the period that the write-down or reversal occurs.
Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.
h.Property, plant and equipment
Buildings, plant and equipment
Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is de-recognized.
Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.
Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.
The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Construction-in-progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.
Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.
Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.
Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.
Mineral properties
The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•Substantial completion of the construction activities;
•Ability to produce minerals in saleable form (within specifications);
•Completion of a reasonable period of testing of mine plant and equipment; and
•Ability to sustain ongoing production of minerals.
After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.
Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.
Stripping costs incurred in the production phase provide a future economic benefit when:

•It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably by the Company.
Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.
When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.
Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.
h.Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•The contract involves the use of an explicitly or implicitly identified lease;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•The Company has the right to direct the use of the asset.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).
ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.
At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.
After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.
i.Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of loss in the period in which they occur.
The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.
CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of loss in the period in which they occur.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
j.Provision for reclamation
Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.
Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the statements of loss. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of loss and comprehensive income.
The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of loss and comprehensive loss.
k.Contingent liabilities and other provisions
Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of loss and comprehensive loss.
Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
l.Debt
Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of loss over the period to maturity using the effective interest method.
m.Share-based compensation
Employee Stock Option Plan
Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.
Performance Share Unit Plan
Under Centerra’s Performance Share Unit (“PSU”) Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period.
Deferred Share Unit Plan
Centerra has a Deferred Share Unit (“DSU”) Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.
Restricted Share Unit Plan
There are three types of Restricted Share Units (“RSUs”): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for US persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive’s election any time following the vesting period), the proceeds received by the Company are reclassified from contributed surplus to common shares.
The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.
The Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vest dates are defined by the Board of Directors at the time of the grant. The standard discretionary RSUs vesting terms are 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.
Employee Share Purchase Plan
Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.
Dividends
When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date.
n.Revenue recognition from contracts with customers
The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price (“LBMA AM fix price”) stipulated in the agreement with the Central Bank of the Republic of

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Türkiye (“Central Bank”). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.
Revenues from the Company’s concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.
In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement (“Gold and Copper Stream Arrangement”) with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.
Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.
Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

•the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
•the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
o.Exploration and evaluation expenditures
Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.
Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.
p.Earnings per share
Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.
The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

•The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;
•The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
•The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.
r.Income taxes
Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of loss and comprehensive loss except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive loss.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Deferred tax is not recognized for:

•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
•Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.
s.Derivative instruments and hedge accounting
The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of loss.
Non-derivative financial liabilities
Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.
Hedge derivatives
The Company applies hedge accounting to the following derivative instruments:

•Copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine (“copper contracts”);
•Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations (“fuel hedge contracts”); and,
•Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures (“foreign exchange contracts”).
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
The Company’s copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive loss. The amounts accumulated in other comprehensive loss are reclassified to the consolidated statements of loss and comprehensive loss, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of loss and comprehensive loss. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive loss remain in other comprehensive loss until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of loss and comprehensive loss as other income or expense immediately.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of loss.
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of loss as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements
IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact from this amendment on its financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.
i.Impairment and impairment reversal of long-lived assets
Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgement is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company’s market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.
ii.Provision for reclamation
Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.
Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
iii.Deferred income taxes
The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company, the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.
iv.Mineral reserves and resources estimation
The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.
Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•Depreciation, depletion and amortization charge of assets using the units-of-production method;
•Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•Estimated timing and costs of reclamation activities;
•Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.
v.Discontinued Operations
Significant judgment is required to determine if a component of the Company has been disposed of in the event of a loss of control of a component where there has been no sale transaction including determination of whether the loss of control is a significant economic event that changes the nature of an investment.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
vi.Global Arrangement Agreement (“Arrangement Agreement”)

Significant judgement was required to determine that all the transactions prescribed in the Arrangement Agreement, entered with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.

5. Acquisition of Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC (“Gemfield”), owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC (“Waterton”). Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of (i) the date that is 18 months following closing, (ii) Centerra making a construction decision with respect to the project and (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company (note 10).

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million which were separately capitalized to the property, plant and equipment acquired.

6. Discontinued operation

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine to, among other things, hold the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. This claim was further amended to add Kyrgyzaltyn as a respondent. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remained the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021 that it had lost control of the Kumtor Mine because it could not effectively exercise power over the relevant activities related to the mine and was no longer exposed to variable returns, nor could it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine were classified as a discontinued operation in both the comparative periods in the consolidated statements of loss and comprehensive loss and consolidated statements of cash flows and the associated notes to the financial statements.

The net loss from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,
	2022	2021
Revenue	$—	$264,159
Cost of sales
Production costs	—	72,613
Depreciation	—	57,912
Earnings from mine operations	—	133,634
Revenue-based taxes	—	36,984
Exploration and development costs	—	8,826
Other operating expenses	—	3,380
Loss on the change of control of the Kumtor Mine	—	926,350
Loss from operations	—	(841,906)
Other non-operating income	—	(13,290)
Finance costs	—	101
Net loss before income tax	$—	$(828,717)
Net loss from discontinued operations	$—	$(828,717)

On April 4, 2022, Centerra entered into the Arrangement Agreement with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of KGC (and consequently the Kumtor Mine), the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes among the parties (together with all other transactions contemplated by the Arrangement Agreement, the “Transaction”).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Arrangement Agreement included the following provisions, among other things:
•Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn was to receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately $36 million, a portion of which was to be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn on the share exchange; and
•Centerra resolving the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Transaction and, as to the balance, by way of set-off against an offsetting dividend to be declared by KGC immediately prior to closing of the Transaction.
On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs to effect the Transaction and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn. The impact of closing the Arrangement Agreement was recognized directly in share capital and cash flow from financing activities in the Company’s consolidated financial statements for the year ended December 31, 2022. Following the closing of the Arrangement Agreement, the parties jointly moved for the arbitration proceedings to be terminated and the proceedings were terminated in the fourth quarter of 2022.
7. Impairment loss (reversal)
Impairment loss
Kemess Project
The Company owns 100% interest in the Kemess Project which is an advanced exploration property. In 2022, the Company incurred only care and maintenance expenses at the Kemess Project and no exploration or evaluation activities took place. In the fourth quarter of 2022, in connection with the annual budget update process as well as the periodic assessment of the Company’s CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or in the near future as the Company prioritizes advancement of its other projects. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022.
The estimated recoverable amount of the Kemess Project CGU as at December 31, 2022 was determined on the basis of fair value less cost of disposal (“FVLCD”) and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $12.10 to $22.40 per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $4.00 to $6.60 per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.
As the Kemess Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the impairment loss (reversal) line item in the consolidated statements of loss and reflected in the "Corporate and other” category in the Company’s segments (note 28). The approach to

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Öksüt Mine
In the third quarter of 2022, the Company identified an indicator of impairment in connection with the decision to suspend leaching activities at the Öksüt Mine in August 2022 and the requirement to obtain an amended Environment Impact Assessment prior to a full restart of operations. As a result, the Company performed an impairment test on its Öksüt Mine during the third quarter of 2022 and concluded that no impairment was required. No incremental indicators of impairment were identified in the fourth quarter of 2022.
Impairment reversal
Mount Milligan Mine
In the third quarter of 2019, the Company recognized an impairment loss of $230.5 million, of which $16.1 million was allocated to reduce goodwill to nil and $214.4 million allocated to other long-lived assets.
In the fourth quarter of 2021, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified improved and sustainable performance, increased expectation of resource to reserve conversion and increased long-term gold and copper prices to be indicators to test the Mount Milligan Mine for impairment reversal. In 2021, the Mount Milligan Mine achieved substantially improved operating performance that is expected to be sustained in the future. In addition, in 2021, the Company undertook a significant exploration campaign at the Mount Milligan Mine, which in combination with the lower cost structure of the mine, has increased the Company’s resource to reserve conversion rate expectation for the mine. The Company also observed increased long-term gold and copper price expectation over an extended period of time. As a result of the indicators identified for the Mount Milligan Mine CGU, the Company completed an impairment reversal test in the fourth quarter of 2021.
The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plans. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Mount Milligan Mine are summarized in the table below:

2021
Gold price per oz - long-term	$1,550
Copper price per lb - long-term	$3.50
Foreign exchange rates - long-term (US$: C$)	1.28
Discount rate	6.0%
As the Mount Milligan Mine CGU’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of loss. This impairment reversal represents the full reversal of the prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
•Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Foreign exchange rate estimates are based on the outlook of industry analysts;
•Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;
•Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company’s process for the estimation of mineral reserves and resources;
•A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Mount Milligan Mine;
•Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

8. Amounts Receivable

	2022	2021
Gold and copper concentrate sales receivable(1)	$34,715	$31,916
Molybdenum sales receivable(1)	47,613	29,364
Consumption and income tax receivables(2)	5,703	11,688
Other receivables	4,130	3,873
Total amounts receivable	$92,161	$76,841
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 26b).
(2)Includes the current portion of value-added tax (“VAT”) receivable of $2.7 million (December 31, 2021 - $8.2 million ) at the Öksüt Mine. The non-current portion of VAT receivable is included in other assets (note 12).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
9. Inventories

	2022	2021
Stockpiles of ore(1)	$46,060	$30,137
Gold in-circuit(2)	48,358	8,108
Ore on leach pads	28,025	17,314
Gold doré	17	25
Copper and gold concentrate	15,226	13,702
Molybdenum inventory(3)	105,060	86,090
Total product inventories	242,746	155,376
Supplies (net of provision)(4)	74,053	65,844
Total inventories	$316,799	$221,220
(1)Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but available on-demand.
(2)Includes $46.9 million being the cost of stored gold-in-carbon inventory at the adsorption, desorption and recovery (“ADR”) plant at the Öksüt Mine.
(3)Includes a positive mark-to-market adjustment of $28.5 million (2021 - nil). During the year ended December 31, 2022, impairment losses of $2.9 million (2021 - nil) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
(4)Net of a provision for supplies inventory obsolescence of $10.7 million as at December 31, 2022 (December 31, 2021 - $8.4 million). The non-current portion of supplies inventory is included in other non-current assets.
10. Other current assets and liabilities

	2022	2021
Other current assets
Current portion of derivative assets(1)	$11,791	$11,770
Receivable from Orion (note 12 and 29)	25,000	—
Prepaid insurance expenses	7,213	6,867
Deposits for consumable supplies	1,686	3,836
Marketable securities	830	2,171
Other	3,264	1,158
Total other current assets	$49,784	$25,802
Other current liabilities
Current portion of lease obligations (note 15)	$5,245	$6,144
Current portion of derivative liabilities(1)	14,189	2,959
Current portion of provision for reclamation (note 14)	10,941	6,168
Deferred milestone payment (note 5)(2)	30,871	—
Deferred revenue(3)	12,283	—
Other	—	10
Total other current liabilities	$73,529	$15,281
(1)Relates to the diesel, foreign exchange and copper hedging contracts (note 26a).
(2)The deferred milestone payment is re-measured each period using effective interest rate method, resulting in a difference from the original amount in the purchase price allocation related to the acquisition of the Goldfield Project (note 5).
(3)Relates to an advance payment received on the gold and copper concentrate for which the control transferred to a customer after December 31, 2022.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
11. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2021	$2,040,417	$550,892	$783,996	$102,800	$3,478,105
Additions	14,098	17,819	67,075	115,643	214,635
Disposal	(17,402)	—	—	—	(17,402)
Amount derecognized to loss of control of the Kumtor Mine	(1,036,550)	(186,066)	(792,009)	(99,386)	(2,114,011)
Transfers	61,249	—	—	(61,249)	—
Balance December 31, 2021	$1,061,812	$382,645	$59,062	$57,808	$1,561,327
Additions	11,279	205,518	—	58,310	275,107
Disposal	(2,144)	—	—	—	(2,144)
Transfers	65,196	3,284	—	(68,480)	—
Balance December 31, 2022	$1,136,143	$591,447	$59,062	$47,638	$1,834,290

Accumulated depreciation and other charges
January 1, 2021	$1,149,194	$197,703	$445,141	$—	$1,792,038
Charge for the year	114,634	20,250	13,280	—	148,164
Disposals	(6,329)	—	—	—	(6,329)
Amount derecognized to loss of control of the Kumtor Mine	(905,388)	(155,980)	(423,269)	—	(1,484,637)
Impairment reversal(1)	(125,774)	(34,226)	—	—	(160,000)
Balance December 31, 2021	$226,337	$27,747	$35,152	$—	$289,236
Charge for the year	98,236	20,179	9,472	—	127,887
Disposals	(1,528)	—	—	—	(1,528)
Impairment (2)	80,250	48,950	—	16,703	145,903
Balance December 31, 2022	$403,295	$96,876	$44,624	$16,703	$561,498

Net book value
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance December 31, 2022 (3)	$732,848	$494,571	$14,438	$30,935	$1,272,792
(1)Relates to reversal of impairment of the Mount Milligan Mine (note 7).
(2)Relates to impairment of the Kemess Project (note 7).
(3)Includes exploration and evaluation assets of 326.6 million related to the Goldfield Project and Kemess Project.

During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 5). During the year ended December 31, 2021, $214.6 million of additions were capitalized to PP&E, inclusive of $95.7 million related to the Kumtor Mine.
During the year ended December 31, 2022, the Company disposed of PP&E with a carrying value of $0.6 million (2021 – $14.9 million). The net gain on disposal of $1.4 million (2021 – net gain of $0.9 million) was recorded in the other non-operating (income) expenses line item in the consolidated statements of loss. As a result of the loss of control of the Kumtor Mine (note 6), assets with a net book value of $629.4 million were derecognized in 2021.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
12. Other non-current assets and liabilities

	2022	2021
Other non-current assets
VAT receivable(1)	$612	$1,676
Non-current derivative assets(2)	5,527	2,460
Receivable from Orion (note 10 and 29)	—	25,000
Long-term supplies inventory	1,732	1,734
Other	2,686	1,214
Total other non-current assets	$10,557	$32,084

Other non-current liabilities
Long-term portion of lease obligations (note 15)	$8,730	$14,053
Post-retirement benefits (3)	862	4,382
Long-term derivative liabilities(2)	4,588	990
Total other non-current liabilities	$14,180	$19,425
(1)Relates to the Öksüt Mine.
(2)Relates to the diesel, foreign exchange and copper hedging contracts (note 26a).
(3)Decrease relates to the derecognition of a non-current employee defined benefit liability (note 19).
13. Accounts payable and accrued liabilities

	2022	2021
Trade payables and accruals(1)	$111,222	$66,999
Royalties payable	22,224	23,736
Wages, salaries and benefits payable	7,677	7,534
Amount due on the settlement of derivatives	—	12,878
Amount due to Royal Gold(2)	53,749	64,229
Liability for share-based compensation (note 22)	4,561	11,444
Total accounts payable and accrued liabilities	$199,433	$186,820
(1)Includes provisionally-priced payables at the Molybdenum BU, subject to mark-to-market adjustment (note 26b).
(2)Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
14. Provision for reclamation
The Company completed updates to its closure costs estimates in December 2022. The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation. The settlement of the provision is estimated to occur through to year 2136.

	2022	2021
Balance, beginning of year	$337,480	$352,244
Amount derecognized due to loss of control of the Kumtor Mine	—	(56,451)
Changes in estimate	75,705	24,525
Changes in discount rate	(168,520)	15,057
Accretion	5,616	1,626
Liabilities settled	(3,926)	(470)
Foreign exchange revaluation	(7,546)	949
Balance, end of year	$238,809	$337,480
Current portion of reclamation provision	$10,942	$6,168
Non-current portion of reclamation provision	227,867	331,312
Total provision for reclamation	$238,809	$337,480
Reclamation recovery for the year ended December 31, 2022 was $94.0 million (expense of $23.3 million for the year ended December 31, 2021). The recovery was primarily attributable to the increase in risk-free interest rates applied to discount the reclamation cash flows, which was partially offset by the increase in expected reclamation cash flows, at the Endako Mine and the Thompson Creek Mine. For the year ended December 31, 2022, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.3% to 4.0% at the Endako Mine and Thompson Creek Mine. For the year ended December 31, 2021, the nominal risk-free interest rate used in discounting the reclamation provision was 1.9% at the Endako Mine and Thompson Creek Mine.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2022, the Company has provided the regulatory authorities with $196.7 million (December 31, 2021 - $165.7 million) in reclamation bonds and letters of credit for mine closure obligations.
15. Leases
The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2022	2021
Less than one year	$5,801	$6,592
One to three years	6,370	9,185
More than three years	2,810	5,945
Total undiscounted lease obligations	$14,981	$21,722

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2022	2021
Beginning balance	$19,414	$17,310
Additions	1,101	6,809
Amortization	(6,383)	(4,705)
Ending balance	$14,132	$19,414

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2022	2021
Current (note 10)	$5,245	$6,144
Non-current (note 12)	8,730	14,053
Total lease obligations	$13,975	$20,197
The amounts recognized in the consolidated statements of loss related to lease obligations are as follows:

	2022	2021
Interest expense on lease liabilities	$679	$715
Amortization of ROU assets	6,383	4,705
Variable lease payments not included in the measurement of lease liabilities(1)	21,632	32,106
Expenses relating to leases of low-value assets and short-term leases	7,040	1,568
Total recognized in the consolidated statements of loss	$35,734	$39,094
(1)Includes the amounts related to various exploration contracts at the Company’s sites and contract mining at the Öksüt Mine. 2022 amounts exclude $14.4 million in contract mining costs which were capitalized to production inventory during the year.
16. Revenue
Total revenue consists of the following:

	2022	2021
Gold revenue	$349,136	$467,990
Copper revenue	242,679	209,644
Molybdenum revenue	262,697	185,465
Other by-product revenue(1)	15,719	18,021
Revenue from contracts with customers	$870,231	$881,120
Provisional pricing adjustment on concentrate sales(2)	(15,293)	20,390
Metal content adjustments on concentrate sales	(4,744)	(1,369)
Total revenue	$850,194	$900,141
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 17.4 million pounds of copper, 33,672 ounces of gold and 563,302 pounds of molybdenum (December 31, 2021 - 26.8 million pounds of copper, 42,495 ounces of gold and 65,336 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2022	2021
Gold revenue	$350,224	$467,355
Copper revenue	216,487	227,715
Molybdenum revenue	267,829	187,162
Other by-product revenue	15,654	17,909
Total revenue	$850,194	$900,141

Customer Information
The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region	2022	2021
Customer 1	Türkiye	$101,593	$142,841
Customer 2	Canada	190,705	127,942
Customer 3	Canada	130,340	116,705
Total sales to customers exceeding 10.0% of total revenue		$422,638	$387,488
Percentage of total revenue		49.7%	43.0%
17. Corporate administration

	2022	2021
Administration and office costs(1)	$46,334	$25,833
Share-based compensation expense(2)	913	1,301
Corporate administration	$47,247	$27,134
(1)Increase primarily relates to the severance costs of $7.9 million and consulting and software costs of $4.1 million from various information technology projects, including the implementation of the Company-wide enterprise resource planning system.
(2)Relates to the Company’s share-based compensation plans and the related liability of $4.6 million as at December 31, 2022 (December 31, 2021 - $11.4 million).

18. Other operating expenses

	2022	2021
Selling and marketing(1)	$12,895	$11,333
Other, net	3,766	1,426
Other operating expenses	$16,661	$12,759
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
19. Other non-operating (income) expenses

	2022	2021
Kumtor Mine litigation and related costs(1)	$15,036	$27,547
Interest income (2)	(9,419)	(2,777)
Gain on the termination of employee defined benefit health insurance plan(3)	(4,246)	—
Foreign exchange (gain) loss	(4,933)	900
Other expenses (income)	1,679	(2,177)
Other non-operating (income) expenses	$(1,883)	$23,493
(1)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.
(2)Primarily includes income earned from bank interest.
(3)Relates to the employee health benefits plan at the Langeloth processing facility.
20. Finance costs

	2022	2021
Stand-by and transaction fees	$2,245	$2,364
Accretion expense on the provision for reclamation	5,616	1,626
Interest expense on lease liabilities	679	715
Other financing fees	983	57
Total finance costs	$9,523	$4,762
21. Taxes
a.Income tax expense (recovery)

	2022	2021
Current income taxes	$37,068	$40,087
Deferred income taxes	(4,292)	(84,102)
Total income tax expense (recovery)	$32,776	$(44,015)

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2022	2021
(Loss) earnings before income tax	$(44,433)	$402,934

Income tax at statutory tax rate of 26.5%	(11,775)	106,778
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	(11,406)	(7,008)
Change in unrecognized deductible temporary differences	51,858	(172,247)
Impact of foreign currency on deferred tax balances	(3,831)	25,515
Non-deductible costs	6,102	(1,875)
Local mining taxes	1,330	4,574
Other	498	248
Income tax expense (recovery)	$32,776	$(44,015)
(1)Income tax expense (recovery) in 2022 included $1.0 million withholding tax recovery (2021 - $8.7 million withholding tax expense) related to the Öksüt Mine.
b.Deferred income tax assets and liabilities
The following are significant components of deferred income tax assets and liabilities:

	2022	2021
Deferred income tax assets
Provisions - asset retirement obligations and other	$(41,753)	$(55,341)
Tax losses	(73,227)	(85,415)
Total deferred income tax assets	$(114,980)	$(140,756)
Deferred income tax liabilities
Inventory	$5,950	$—
Property, plant and equipment	55,849	81,917
Investments in subsidiaries	—	12,400
Total deferred income tax liabilities	$61,799	$94,317
Net deferred income tax assets	$(53,181)	$(46,439)
The deferred income tax asset of $115.0 million is expected to be realized in more than one year. The deferred income tax liability of $61.8 million is expected to be realized in more than one year.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2022	2021
Deferred income tax assets	$(61,900)	$(101,300)
Deferred income tax liabilities	8,719	54,861
Net deferred income tax assets	$(53,181)	$(46,439)

A reconciliation of the movements of the deferred income tax assets and liabilities is provided below:

	2022	2021
Balance at the beginning of year	$(46,439)	$39,473
Recognized in the statement of loss	(4,292)	(84,102)
Recognized in other comprehensive loss	(2,450)	(1,810)
Balance at the end of the year	$(53,181)	$(46,439)
The deferred income tax recovery of $4.3 million recognized in the consolidated statements of loss includes the drawdown of $39.4 million of the deferred income tax assets recognized in 2021 for the Mount Milligan Mine. Deferred income tax assets were recognized as a result of the periodic assessment performed as at December 31, 2022 to conclude that it was more likely than not that the related tax benefit will be realized in the future based on the expectation of future earnings.
The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2022	2021
Deductible temporary differences(1)	$458,400	$443,000
British Columbia mining tax deductible temporary differences	655,200	566,800
British Columbia mining tax credits	1,300	1,400
Capital losses	4,800	5,100
Total deductible temporary differences	$1,119,700	$1,016,300
(1)The deductible temporary differences consist of $335.1 million for Canada (December 31, 2021 - $251.6 million), $123.3 million for the United States (December 31, 2021 - $160.5 million) and nil for Türkiye (December 31, 2021 - $30.9 million).
The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2029	Thereafter	Total
Non-capital tax losses(1)
Canada	$18,897	$647,103	$666,000
United States	897	176,086	176,983
	$19,794	$823,189	$842,983
(1)Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2022.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The non-capital tax losses include $544.2 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.
22. Shareholders' equity
a.Repurchases and cancellation of shares
Kyrgyzaltyn transaction
On July 29, 2022, the Company announced the closing of the Arrangement Agreement (note 6). As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares for the total consideration of $93.3 million, including $7.0 million paid in direct and incremental transaction costs.
NCIB
On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange to establish a normal course issuer bid program. Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float.
During year ended December 31, 2022, the Company repurchased and cancelled 2,183,900 common shares, for the total consideration of $11.2 million at an average price of $5.11 (C$6.87) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the year ended December 31, 2022 included the impact of the cancellation of these common shares.
b.(Loss) earnings per share
Computation for basic and diluted (loss) earnings per share from continuing operations:

	2022	2021
(Loss) earnings - continuing operations	$(77,209)	$446,949
Dilutive impact related to the RSU plan	—	(1,022)
Dilutive impact related to the PSU plan	(5,580)	(4,291)
Diluted (loss) earnings - continuing operations for diluted (loss) earnings per share	$(82,789)	$441,636

Basic weighted average common shares (in thousands)	265,091	296,630
Dilutive impact of stock options (in thousands)	—	633
Dilutive impact related to the RSU plan (in thousands)	—	1,024
Dilutive impact related to the PSU plan (in thousands)	1,207	—
Diluted weighted average common shares (in thousands)	266,298	298,287

(Loss) earnings per share - continuing operations:
Basic	$(0.29)	$1.51
Diluted	$(0.31)	$1.48

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Computation for basic and diluted loss per share from discontinued operations:

	2022	2021
Net loss from discontinued operations	$—	$(828,717)
Basic and diluted weighted average common shares (in thousands)	—	296,630

Loss per share from discontinued operations - basic and diluted	$—	$(2.79)
Computation for basic and diluted loss per share:

	2022	2021
Net loss	$(77,209)	$(381,768)
Dilutive impact related to the PSU plan	(5,580)	—
Diluted loss	$(82,789)	$(381,768)

Basic weighted average common shares (in thousands)	265,091	296,630
Dilutive impact related to the PSU plan (in thousands)	1,207	—
Diluted weighted average common shares (in thousands)	266,298	296,630

Loss per share:
Basic	$(0.29)	$(1.29)
Diluted	$(0.31)	$(1.29)
For the years ended December 31, 2022 and 2021, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	2022	2021
RSUs and stock options excluded from (loss) earnings per share from continuing operations (in thousands)	1,156	—
RSUs and stock options excluded from loss per share (in thousands)	1,156	1,657
c.Share-based compensation
The impact of share-based compensation as of and for the years ended December 31, 2022 and 2021 is summarized as follows:

	2022		2021
	Expense	Liability	Expense	Liability
Stock options	$875	$—	$1,676	$—
Performance share units	(1,355)	1,113	(1,654)	7,054
Deferred share units	(399)	2,363	(874)	2,936
Restricted share units	1,649	1,086	2,215	1,454
	$770	$4,562	$1,363	$11,444

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Employee Stock Options
Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.
Centerra’s stock options transactions during the year ended December 31, 2022 and 2021 were as follows:

	2022			2021
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Balance, January 1	3,223,475	C$	9.23	3,335,399	C$	7.97
Granted	1,568,800	6.94		883,981	12.22
Forfeited	(463,514)	(12.20)		(239,849)	(10.75)
Exercised	(558,689)	(6.14)		(756,056)	(6.68)
Outstanding, end of year	3,770,072	C$	8.37	3,223,475	C$	9.23
Options exercisable, end of year	1,670,056	C$	8.45	1,615,829	C$	7.37
The weighted average market price of shares issued for options exercised in the year ended December 31, 2022 was C$10.88 (December 31, 2021 - C$11.74).
The following table summarizes information related to share options outstanding at December 31, 2022:

	Share options outstanding			Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price
C$6.05 - C$6.75	661,980	3.10	$6.53	661,980	3.10	$6.53
C$6.76 - C$6.86	329,429	3.18	6.77	329,429	3.18	6.77
C$6.87 - C$7.05	1,561,466	7.88	6.94	—	—	—
C$7.06 - C$12.37	752,588	5.04	11.04	368,913	3.81	9.92
C$12.38 - C$17.98	464,609	5.37	12.57	309,734	5.37	12.57
Total	3,770,072	5.75	$8.37	1,670,056	3.69	$8.45

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2022	2021
Expected stock price volatility	48.98% - 49.13%	50.06% - 56.35%
Risk-free interest rate	3.61% - 3.80%	0.29% - 0.90%
Expected life (in years)	4.0 - 5.0	2.0 - 5.0
Expected dividend yield	5.19% - 5.52%	1.61%
Exercise price	$6.94	$12.22
Performance Share Unit plan
Centerra’s PSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	1,377,408	1,862,267
Granted	873,123	545,898
Exercised	(675,729)	(748,593)
Forfeited	(368,185)	(282,164)
Balance, December 31	1,206,617	1,377,408
Deferred Share Unit plan
Centerra’s DSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	382,848	319,746
Granted	70,846	63,102
Exercised	—	—
Balance, December 31	453,694	382,848
Restricted Share Unit plan
Centerra’s RSU plan transactions during the years ended December 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, January 1	939,676	951,471
Granted	370,369	444,075
Redeemed	(290,098)	(455,870)
Forfeited	(23,292)	—
Balance, December 31	996,655	939,676

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
d.ESPP
In 2022, 132,966 common shares were subscribed for under the ESPP (2021 – 137,203 common shares) for a value of $0.9 million (2021 – $1.2 million).
e.Dividends

On February 23, 2023, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 14, 2023.

23. Supplemental cash flow disclosures
a.Bank interest received
During the year ended December 31, 2022, the Company received bank interest included in interest income (note 19) in the amount of $8.3 million (2021 - $2.8 million).
b.Changes in working capital

	2022	2021
Increase in amounts receivable	$(13,646)	$(6,520)
Increase in inventory	(76,404)	(21,399)
Increase in prepaid expenses	(134)	(1,402)
Increase in trade creditors and accruals	30,955	15,058
(Decrease) increase in other taxes payable	(4,803)	1,492
Changes in working capital	$(64,032)	$(12,771)
c.Changes in liabilities arising from financing activities

	As at December 31, 2021	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2022
Lease obligations(1)	$20,197	$(6,755)	$837	$(983)	$679	$13,975
Total liabilities from financing activities	$20,197	$(6,755)	$837	$(983)	$679	$13,975
(1)Current portion of lease obligations included in other current liabilities (note 10). Non-current portion of lease obligations included in other liabilities (note 12).

	As at December 31, 2020	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Amount derecognized due to loss of control of the Kumtor Mine	As at December 31, 2021
Lease obligations	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197
Total liabilities from financing activities	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
24. Commitments and contingencies
Commitments
The Company had the following purchase commitments as of December 31, 2022, of which $2.8 million related to capital expenditures:

	2023	2024	2025	2026	Thereafter	Total
Purchase and capital commitments (1)	$329,204	$117,943	$—	$—	$—	$447,147
(1)Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $417.2 million.
Contingencies
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
25. Related party transactions
a.Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$265,407
Deduct: refinery and financing charges	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	$—	$264,159
(1)Presented in results from discontinued operations.

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction (note 6).
b.Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.
During the years ended December 31, 2022 and 2021, remuneration to key management personnel was as follows:

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Compensation of key management personnel

	2022	2021
Director fees earned and other compensation	$740	$754
Salaries and benefits, including severance	12,568	7,830
Share-based compensation	273	1,894
Total compensation	$13,581	$10,478

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
26. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton).
a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	December 31, 2022	December 31, 2021
Derivative instrument assets
Current
Foreign exchange contracts	$112	$7,708
Fuel contracts	2,572	3,369
Royal Gold deliverables(1)	1,410	—
Copper contracts	7,697	693
	11,791	11,770
Non-current
Foreign exchange contracts	633	550
Fuel contracts	444	852
Copper contracts	4,450	1,058
	5,527	2,460
Total derivative instrument assets	$17,318	$14,230

Derivative instrument liabilities
Current
Foreign exchange contracts	$14,088	$22
Fuel contracts	80	—
Royal Gold deliverables(1)	21	—
Copper contracts	—	2,937
	14,189	2,959
Non-current
Foreign exchange contracts	4,575	984
Fuel contracts	13	6
	4,588	990
Total derivative instrument liabilities	$18,777	$3,949
(1)Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Hedge derivatives

The derivative instruments outstanding as at December 31, 2022 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	2023	2024	2025	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$86/$93	N/A	N/A	Fixed	19,500
ULSD swap contracts	Barrels	$92	$93	N/A	Fixed	88,400
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.26/$1.32	$1.28/$1.35	$1.32/$1.39	Fixed	497,000,000
US$/C$ forward contracts	CAD	$1.27	$1.31	N/A	Fixed	238,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$4.00/$4.91	$4.00/$5.06	N/A	Fixed	32,738,607
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2024.
In the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions in the second quarter resulted in a realized gain on discontinuance of $14.2 million which was recognized in net loss from discontinued operations in the consolidated statements of loss and comprehensive loss. To the extent the Kumtor Mine’s hedging relationship was discontinued but the positions were novated and reassigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net loss from discontinued operations in the consolidated statements of loss and comprehensive loss, representing an amount in accumulated other comprehensive loss up to the date the hedges were novated.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2025.
Copper contracts

The Company applies hedge accounting to copper contracts it enters to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the LME copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflow or cash outflow only when the underlying LMEcopper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The table below provides a breakdown of the changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of loss:

	2022	2021
Change in the fair value of derivative financial instruments	$(22,616)	$7,283
Reclassified to net (loss) earnings from continuing operations	13,028	(29,410)
Reclassified to net loss from discontinued operations	—	17,325
Change in the fair value of derivative instruments included in OCI(1)	$(9,588)	$(4,802)
(1)Includes tax recovery of nil (December 31, 2021 - recovery of $1.8 million).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of loss as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving or making a final payment. If the final payment from a MTM Customer is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay based on the provisional invoice quantities.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
The non-hedge derivative instruments outstanding as at December 31, 2022 are expected to settle by the end of the first quarter of 2023, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	21,797
Copper forward contracts	Pounds	Float	2,645,354
(1)Total amounts expressed in the units identified.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2022:

	Fair value December 31, 2022	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$1,389	$6,354	$(3,565)
Copper contracts	$12,147	$4,565	$21,566
Fuel contracts	$2,923	$4,152	$1,904
Foreign exchange contracts	$(17,918)	$31,535	$(60,751)
b.Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to the amount in the range of 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges while the remaining payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment equal to the amount in the range of 50% to 100% of the contracted value of contained metal, net of applicable deductions while the remaining payment is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment at the end of a future period after control passes to a third party based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally priced receivables are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate, and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced receivables as at December 31, 2022 and December 31, 2021 are summarized as follows:

	December 31, 2022	December 31, 2021
Trade receivables prior to mark-to-market adjustment	$29,624	$29,264
Mark-to-market adjustment related to gold and copper concentrate	7,294	5,185
Mark-to-market adjustment related to molybdenum products	3,775	—
Provisionally-priced trade receivables	$40,693	$29,264

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
As at December 31, 2022 and December 31, 2021, the Company’s net position consisted of copper, gold and molybdenum sales contracts awaiting final pricing summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Copper	Pounds	17,439,697	26,839,507	3.81	4.46
Gold	Ounces	33,672	42,495	1,831	1,829
Molybdenum	Pounds	563,302	65,336	26.88	18.61

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount in the range of 95% to 100% of the contracted value of contained metal, net of applicable deductions while the remaining payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period after control passes to the Company based on quoted market prices during the quotational period specified in the contract. At the end of each reporting period, provisionally priced purchases are marked-to-market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in inventory or production costs.
The amount of accounts payable related to the purchase of molybdenum concentrate prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced payables as at December 31, 2022 and December 31, 2021 are summarized as follows:

	December 31, 2022	December 31, 2021
Accounts payable prior to mark-to-market adjustment	$28,453	$5,548
Mark-to-market adjustment to molybdenum concentrate	35,743	(521)
Provisionally-priced accounts payable	$64,196	$5,027
As at December 31, 2022 and December 31, 2021, the Company’s net position consisted of molybdenum purchase contracts awaiting final pricing summarized as follows:

		Purchases awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Molybdenum	Pounds	3,308,436	1,497,331	31.00	18.61

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
c. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$40,693	$—	$40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$830	$58,011	$—	$58,841

Financial liabilities
Provisionally-priced accounts payable	$—	$64,196	$—	$64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$—	$113,844	$—	$113,844

December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$29,264	$—	$29,264
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$43,494	$—	$45,665

Financial liabilities
Provisionally-priced accounts payable	$—	$5,027	$—	$5,027
Derivative financial instruments	—	3,949	—	3,949
	$—	$8,976	$—	$8,976
During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
Deferred milestone payment to Waterton
The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 5), was measured at fair value using the present value method at the date of acquisition. Subsequently, the fair value of the deferred milestone payment is re-measured using the effective interest rate method.
27. Capital and financial risk management
The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial and commodity markets. The Company manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.
The Company is exposed to the following types of risk and manages them as follows:
a.Capital risk
The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of lease obligations, letters of credit and equity. The Company has a $400.0 million revolving credit facility (the “Corporate Facility”), which is available to be drawn upon.
The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Foreign currency risk
The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.
The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2022, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact of $9.0 million loss and a $7.0 million gain, respectively, net of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2022, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of $0.9 million gain and a $1.1 million loss, respectively, on the unhedged currency.
c.Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2022, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2022, a 1% change in interest rates would result in a $5.4 million change to interest income.
No amounts were drawn from the Company’s Corporate Facility as at December 31, 2022.
d.Commodity price risk
The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.
Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.
To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company’s mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize copper contracts to secure the copper price for a portion of Mount Milligan Mine’s sales not subject to the Royal Gold stream,

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Based on amounts for the year ended December 31, 2022, net of the impact of hedging instruments, a 10% increase in gold prices would have an impact of a $24.4 million on net profit before tax and a 10% decrease in gold prices would have an impact of a $24.6 million on net profit before tax. Similarly, net of the impact of hedging instruments, a 10% increase and 10% decrease in copper prices would have an impact of $6.4 million on earnings before income tax.
e.Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.
The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

f.Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 15 and contractual maturities relating to derivative instruments are set out in note 26. Other financial liabilities have maturities within one year of December 31, 2022.
As at December 31, 2022, the Company has available total liquidity of $923.4 million (December 31, 2021 - $1,347.2 million), comprising cash of $531.9 million (2021 - $947.2 million) and the Corporate Facility balance available to be drawn of $391.5 million (2021 - $400.0 million). Corporate Facility availability is reduced by outstanding letters of credit, amounting to $8.5 million as at December 31, 2022.
The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2023.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
28. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation. The results of the Kumtor Mine are presented as part of net (loss) earnings from discontinued operations in the comparative period.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Year ended December 31, 2022
	Öksüt(1)	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$472,472	$276,129	$850,194	$—	$850,194
Cost of sales
Production costs	21,142	268,956	284,524	574,622	—	574,622
Depreciation, depletion and amortization	12,576	79,242	5,235	97,053	—	97,053
Earnings (loss) from mine operations	$67,875	$124,274	$(13,630)	$178,519	$—	$178,519
Exploration and evaluation costs	3,860	12,176	—	16,036	50,480	66,516
Corporate administration	—	—	—	—	47,247	47,247
Care and maintenance	—	—	18,377	18,377	14,629	33,006
Impairment loss	—	—	—	—	145,903	145,903
Reclamation recovery	—	—	(94,021)	(94,021)	—	(94,021)
Other operating expenses	2,723	12,031	1,907	16,661	—	16,661
Earnings (loss) from operations	$61,292	$100,067	$60,107	$221,466		$(36,793)
Other non-operating income					(1,883)	(1,883)
Finance costs					9,523	9,523
Loss before income tax						$(44,433)
Income tax expense					32,776	32,776
Net loss						$(77,209)
Additions to property, plant and equipment(2)	$14,191	$49,246	$1,757	$65,194	$209,913	$275,107
(1)Lower sales from the suspension of gold room operations at the ADR plant in early March 2022 due to detected mercury issue.
(2)Corporate and other includes the property, plant and equipment related to the acquisition of Goldfield Project (note 5).

Year ended December 31, 2021
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$199,440	$505,936	$194,765	$900,141	$—	$900,141
Cost of sales
Production costs	51,137	256,810	179,729	487,676	—	487,676
Depreciation, depletion and amortization	30,235	83,910	6,360	120,505	—	120,505
Earnings from mine operations	$118,068	$165,216	$8,676	$291,960	$—	$291,960
Exploration and evaluation costs	1,486	5,590	—	7,076	19,006	26,082
Corporate administration	—	—	—	—	27,134	27,134
Care and maintenance	—	—	14,592	14,592	14,131	28,723
Impairment reversal	—	(160,000)	—	(160,000)	—	(160,000)
Reclamation recovery	—	135	23,212	23,347	—	23,347
Other operating expenses	195	10,316	2,248	12,759	—	12,759
Earnings (loss) from operations	$116,387	$309,175	$(31,376)	$394,186		$333,915
Gain on sale of Greenstone Property					(97,274)	(97,274)
Other non-operating expenses					23,493	23,493
Finance costs					4,762	4,762
Earnings before income tax						$402,934
Income tax expense					(44,015)	(44,015)
Net earnings from continuing operations						446,949
Net loss from discontinued operations						(828,717)
Net loss						$(381,768)
Additions to property, plant and equipment(1)	$24,898	$83,704	$2,506	$111,108	$7,828	$118,936
(1)Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2022 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Geographical Information
The following table details the Company’s revenue by geographic area(1) and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2022	2021	2022	2021
Türkiye	$101,593	$199,440	$171,195	$200,048
United States	276,130	194,765	276,105	71,634
Canada	472,471	505,936	889,696	1,125,604
Other	—	—	8,253	8,189
Total	$850,194	$900,141	$1,345,249	$1,405,475
(1)Presented based on the location from which the product originated.
29. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was reclassified from non-current assets to other current assets as of December 31, 2022.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2022 due to significant uncertainty associated with the Greenstone project.